SEPARATION AND DISTRIBUTION AGREEMENT

  THIS SEPARATION AND DISTRIBUTION AGREEMENT (“Agreement”) is made as of May 25, 2007 by and between Bedminster National Corp., a Nevada corporation (the “BNC”), and Bedminster Financial Corporation, a Nevada corporation and a wholly-owned subsidiary of Bedminster National Corp. (“BNC”).

RECITALS

WHEREAS, BNC has decided to separate BFC’s business and to distribute the common stock of BFC on a 1-for-1 basis to the holders of BNC Class A and Class B common stock (the "Distribution");

WHEREAS, on or before ___, 2007 (the "Distribution Date"), BNC will transfer to the transfer agent for the benefit of the holders of record of BNC Class A and Class B common stock at the close of business on ___, 2007 (the "Record Date"), without any consideration being paid by such holders, the shares of BFC Class A and Class B common stock then owned by BNC;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereby agree as follows:

1. THE PLAN OF DISTRIBUTION.

1.1 Transactions Prior to Distribution.

1.1.1 Assets and Liabilities of BFC; Other Transactions. On or prior to the date hereof, BNC and BFC shall maintain any and all assets and liabilities owned by each entity. Neither BNC nor BFC will transfer any of their assets and liabilities pursuant to this Agreement.

1.1.2 Record Date. BNC’s Board of Directors, or, if so directed by resolution of BNC’s Board of Directors, a Committee appointed for such purposes (the “Committee”) shall set the Record Date on which a record of BNC shareholders shall be taken so as to determine which shareholders shall be provided the Information Statement and receive the Distribution.

1.1.3 Effective Date. BNC Board shall establish the Effective Date upon which the Distribution shall take place and the spin off shall be effective, provided that such date shall be no fewer than 20 days following the Record Date. In the event for any reason that BNC Board determines to postpone the spin off, the Effective Date shall be the date rescheduled by BNC Board to be the date upon which the Distribution shall take place.

1.1.4 Delivery of BFC Stock. On or prior to the Distribution Date, BNC will transfer to its transfer agent for the benefit of holders of record of BNC Class A and Class B common stock at the close of business on the Record Date, the shares of BFC Class A and Class B common stock then owned by BNC. Prior to the Distribution Date, the Parties shall take such action with respect to the BFC Class A and Class B common stock as is required to complete the Distribution on the basis of 1 share of BFC Class A and Class B common stock for every 1 share of BNC Class A and Class B common stock outstanding at the close of business on the Record Date. BNC shall instruct the transfer agent to distribute such BFC shares to the holders of record of BNC Class A and Class B common stock at the close of business on the Record Date. All of the shares of BFC so issued shall be fully paid and nonassessable. The Distribution shall be effective on the Distribution Date.

1.2 The Distribution.

1.2.1 Distribution of BFC Stock. BNC shall as soon as practical after the Effective Date distribute to BNC shareholders who held BNC Class A and Class B common stock on the Record Date certificates representing the shares of BFC Class A and Class B common stock held by BNC on the basis of 1 share of BFC Class A and Class B common stock for each 1 share of BNC Class A and Class B common stock held by such shareholder.

1.2.2 Conditions. The consummation of this Agreement is subject to the following conditions:

(a) BNC and BFC shall have obtained all orders, rulings, consents or approvals, governmental or otherwise, necessary to permit them to perform this Agreement in accordance with its terms.

(b) On the Effective Date, each party shall furnish to the other all such documents and certificates, including assignments and conveyances, as shall, in the opinion of counsel, be required to consummate this Agreement.

1.3 Termination and Amendment. Notwithstanding the approval of this Agreement by BNC Board and the BFC Board, at any time prior to the Effective Date, this Agreement may be terminated, or the Effective Date may be delayed, by BNC Board acting in its sole discretion, and the terms hereof may be amended by the mutual consent of BNC Board and the BFC Board.

2. PROVISION OF SERVICES AND SPECIFICATION OF ON-GOING RELATIONSHIPS.

2.1 Services. The following terms hereof shall apply with respect to the services to be provided between and among the parties (collectively, “Services”).

2.1.1 General Assistance. From and after the Effective Date for a period of two (2) years, BNC and BFC shall generally make their respective employees available to each other as necessary to support the respective activities of each party in areas including, without limitation, (a) advice and services relating to legal matters, (b) accounting, (c) taxation and financial services, and (d) human resources.

2.1.2 Exceptions to Requirement to Provide Services. Neither BNC nor BFC shall be obliged to provide Services to the other if:

(a) doing so would unreasonably interfere with the performance by any employee of services for his employer or otherwise cause unreasonable burden on the party otherwise obliged to provide Services;

(b) it is not in a position to provide the Services by reason of an absence of past participation, involvement or familiarity with such matters or the absence of personnel competent to perform such services; or

(c) the performance of such Services present an unavoidable conflict of interest between BNC and BFC.

2.1.3 Payment for Services. Each party shall be entitled to receive payment from the other party for the reasonable costs and expenses of providing such services.

2.2 Access to Information and Witnesses.

Subsequent to the Distribution, each of BNC and BFC may have in its possession or under its control (or the control of persons or firms which have rendered services to or otherwise done business with it) books, records, contracts, instruments, data and other information (collectively, “Information”) which may prove necessary to the other in connection with the other's business. Accordingly, at all times subsequent to the Record Date, (i) BNC agrees to provide to BFC, and BFC agrees to provide to BNC, upon the other's request, at all reasonable times, full and complete access to (including access to persons or firms possessing Information), and duplication rights with respect to, any and all such Information as the other may reasonably request and require in the conduct of its business; and (ii) BNC agrees to use its best efforts to make available to BFC, and BFC agrees to use its best efforts to make available to BNC, upon the other's request, their respective officers, directors, employees and agents as witnesses to the extent that such persons may reasonably be required in connection with any legal, administrative or other proceedings in which BFC or BNC, as the case may be, may from time to time be involved. Information shall include without limitation information sought for audit, accounting, regulatory filing, claims, litigation and tax purposes as well as for purposes of fulfilling disclosure and reporting obligations under federal and state securities laws.

The party providing Information or making witnesses available shall be entitled to receive from the other party, upon the presentation of invoices therefor, payment as calculated in Section 2.1.3 above. This provision is intended for the convenience of the parties in administrative matters, and all information that is by its nature privileged or confidential will be subject to release only in the event a confidentiality agreement reasonably acceptable to the releasing party is executed at the time of the release.

2.3 Mail and Other Items.

  Subsequent to the Distribution, each of BNC and BFC may receive mail, deliveries, faxes, email, packages and other communications properly belonging to the other. Accordingly, at all times subsequent to the Record Date, each of BNC and BFC authorizes the other to receive and open mail, deliveries, faxes, email, packages and other communications received by it and not unambiguously intended for the other party or any of the other party's officers and/or directors specifically in their capacities as such, and to retain the same to the extent that they relate to the business of the receiving party. To the extent that they do not relate to the business of the receiving party and do relate to the business of the other party, or to the extent that they relate to both businesses, the receiving party shall promptly contact the other party for delivery instructions and such mail, telegrams, packages or other communications (or, in case the same relate to both businesses, copies thereof) shall promptly be forwarded to the other party in accordance with its delivery instructions. The provisions of this Section 2.3 are not intended to and shall not be deemed to constitute an authorization by either BNC or BFC to permit the other to accept service of process on its behalf and neither party is nor shall be deemed to be the agent of the other for service of process purposes.

2.4 Indemnification.

   2.4.1 BFC shall be liable for all liabilities and obligations retained by BFC (collectively, the “BFC Liabilities”), including tax liabilities and obligations. BNC shall be liable for all liabilities and obligations retained by BNC (the “BNC Liabilities”), including tax liabilities and obligations. BFC shall be responsible for all “Distribution Liabilities” (defined as expenses, costs, or liabilities directly related to the Distribution) which are incurred or accrued prior to, or following, the Effective Date; including tax liabilities and obligations.

2.4.2 BFC agrees to indemnify, defend and hold harmless BNC and its officers, directors, employees, agents and affiliates from and against any and all losses, liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys' fees) arising out of or related in any manner to the BFC Liabilities.

2.4.3 BNC agrees to indemnify, defend and hold harmless BFC and its officers, directors, employees, agents and affiliates from and against any and all losses, liabilities, claims, damages, costs and expenses (including without limitation reasonable attorneys' fees) arising out of or related in any manner to BNC Liabilities.

2.4.4 If any action is brought or any claim is made against a party or controlling person with respect to which indemnity may be sought (the “Indemnified Party”), the Indemnified Party shall, with reasonable promptness after the receipt of information indicating that an action has been or is likely to be instituted or a claim has been or is likely to be made, notify the party from whom indemnification is to be sought (the “Indemnifying Party”) in writing of such action or claim and the Indemnifying Party shall have the obligation to assume the defense of such action or claim, including the employment of counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party shall not be entitled to settle such action or claim on behalf of the Indemnified Party without the prior written consent of the Indemnified Party, (which consent shall not unreasonably be withheld, if, but only if, such settlement would not, in addition to the payment of money, impose an unreasonable and material burden on the Indemnified Party, such as a consent judgment or injunction). Such Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action or claim or the Indemnifying Party shall not have employed counsel to take charge of the defense of such action or claim or such Indemnified Party shall have reasonably concluded that there may be defenses available to it which are different from or in addition to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct any different or additional defense of such action or claim on behalf of the Indemnified Party), in any of which events such fees and expenses shall be borne by the Indemnifying Party.

Except as expressly provided above, the Indemnifying Party shall not be liable to any Indemnified Party for legal or other expenses incurred by such Indemnified Party in investigating, preparing or defending against such action or claim subsequent to such time as the Indemnifying Party assumes the defense of such action or claim.

Anything in this Section 2.4 to the contrary notwithstanding, no Indemnifying Party shall be liable for any settlement of any such claim or action effected without its written consent. In the event that any actions or claims could result in both parties being liable to the other under these indemnification provisions, the parties shall endeavor, acting reasonably and in good faith, to agree upon a manner of conducting the defense and/or settlement of such action or claim with a view to minimizing the legal expenses and associated costs that might otherwise be incurred by the parties under the provisions of this Section 2.4.4.

2.4.5 For purposes of this Section 2.4, losses, liabilities, claims, damages, costs and expenses of past, present or future officers, directors, employees, agents or subsidiaries of BNC or BFC shall be deemed to have been suffered by BNC or BFC, as the case may be.

2.4.6 The indemnification provided for in this Section 2.4 shall be subject to the following provisions:

2.4.6.1 Any amounts payable from BNC to BFC and from BFC to BNC shall first be offset against each other with any net balance then payable upon demand;

2.4.6.2 The indemnification provisions hereof shall survive the Effective Date and any investigation made at any time by either of the parties. In addition, actual prior knowledge by the Indemnified Party with respect to any matter as to which indemnification may be sought shall not constitute a defense to the Indemnifying Party or otherwise affect the Indemnified Party's rights to indemnification pursuant to the provisions hereof; and

2.4.6.3 Subject to the provisions of Section 2.4.6.1 and 2.4.6.2 above, the indemnification provisions of this Section 2.4 are made for the sole benefit of BNC and BFC and shall not, except to the extent expressly stated otherwise herein, inure to the benefit of any third party.

4. MISCELLANEOUS PROVISIONS OF GENERAL APPLICABILITY.

4.1 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof and supersedes any prior oral or written agreements or undertakings between the parties to such matters. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement executed by all of the parties hereto.

4.2 Benefit of Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors; provided, however, that this Agreement is not assignable, in whole or in part, directly or indirectly, by either party hereto without the written consent of the other which consent shall not be unreasonably withheld.

4.3 Further Documents; Compliance; Governmental Approvals. Both BNC and BFC shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby. Both BNC and BFC shall, in connection with entering into this Agreement, performing its obligations hereunder and taking any and all actions relating hereto, (i) comply with all applicable laws, regulations, orders and decrees, (ii) obtain all required consents and approvals and make all required filings with any governmental agency, other regulatory or administrative agency, commission or similar authority, and (iii) promptly provide the other with all such information as the other may reasonably request in order to be able to comply with the provisions of this section.

4.4 Notices. All communications hereunder shall be in writing and shall be either personally delivered or sent by first class mail, national courier services or facsimile.

4.5 Attorneys' Fees. In the event that any party maintains or defends any cause of action against another party to this Agreement, the prevailing party shall be entitled to recover all reasonable attorneys' fees and costs of litigation and arbitration.

4.6 Governing Law. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

4.7 Headings. The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

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[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year set forth below.

BEDMINSTER NATIONAL CORP.	BEDMINSTER FINANCIAL CORPORATION

By:____________________________	By:____________________________
Name: Paul Patrizio	Name: Paul Patrizio
Title: Chief Executive Officer	Title: Chief Executive Officer